Room 4561
June 24, 2005

Mr. Alex Genin
President and Chief Executive Officer
First Capital International, Inc.
5120 Woodway
Suite 9000
Houston, Texas 77056

      Re:	First Capital International, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 14, 2005
      File No. 0-26271

Dear Mr. Genin,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 7. Financial Statements

Consolidated Statements of Stockholders` Equity, page F-7

1. Please provide us with the following additional information regarding your "unissued" preferred stock:

* Explain the nature of the transactions and identify the parties involved;
* Indicate why the shares have not been issued;
* Explain what recourse or claims to the cash paid that the purchasers may have considering that the stock has never been issued;
* Explain how you concluded that these payments should be reported as equity and tell us how you considered whether these amounts should be reported as liabilities; and
* Refer to the accounting literature that you relied on to support recording these amounts as equity.

Note 1.   Organization and Significant Accounting Policies

Revenue  Recognition, page F-9

2. Please provide us with the following regarding your revenue recognition:

* Describe the arrangements that you enter into with customers and identify the deliverables offered. Refer to paragraphs 1 and 2 of EITF 00-21;
* In arrangements that contain more than one deliverable (e.g., VIP system and related installation), explain how you apply the guidance in Issue 1 of EITF 00-21 regarding whether each deliverable may be accounted for separately as a single unit of accounting; and
* For each unit of accounting, explain how you determine that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Refer to SAB Topic 13.A.

3. Tell us about your revenue recognition policies for transactions with resellers, distributors or others who are not end-users. In this regard, clarify when you recognize this revenue and describe the material terms of your arrangements with resellers. Describe the payment terms offered and any return or special rights granted that may affect the determination of whether the price is fixed or determinable. Refer to the applicable accounting literature that supports your revenue recognition policies related to resellers.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.



	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-
3451
or me at (202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
						Senior Assistant Chief Accountant
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Alex Genin
First Capital International, Inc.
June 22, 2005
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